

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2011

<u>Via-Email</u>
Mr. John Donahoe
President and Chief Executive Officer
eBay Inc.
2145 Hamilton Avenue
San Jose, California 95125

     Re: eBay Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2010
           Filed January 28, 2011
           Definitive Proxy Statement on Schedule 14A
           Filed March 21, 2011
           File No. 000-24821

Dear Mr. Donahoe:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                Sincerely,

                                /s/ Mara L. Ransom

                                Mara L. Ransom
                                Legal Branch Chief